AMENDED AND RESTATED EXHIBIT A TO MANAGEMENT AGREEMENT –

FUNDS AND MANAGEMENT FEES

Pursuant to Section 6(a) of the Management Agreement, the Trust shall pay to NTI a fee at the annual rate calculated as a percentage of each Current Fund’s assets as set forth below:

Fund	FEE RATE (%)

	First $1 Billion	Next $1 Billion	Over $2 Billion
Active M Emerging Markets Equity Fund	0.95%*	0.922%*	0.894%*
Active M International Equity Fund	0.82%	0.795%	0.771%
Multi-Manager Global Listed Infrastructure Fund	0.90%	0.873%	0.847%
Multi-Manager Global Real Estate Fund	0.78%*	0.757%*	0.734%*

Fund	FEE RATE (%)

	First $1.5 Billion	Next $1 Billion	Over $2.5 Billion
Multi-Manager High Yield Opportunity Fund	0.65%	0.631%	0.612%

* Effective: July 31, 2026

NORTHERN FUNDS	NORTHERN TRUST INVESTMENTS, INC.

By: /s/ Randal E. Rein	By: /s/ Kevin P. O’Rourke
Name: Randal Rein	Name: Kevin P. O’Rourke
Title: Treasurer	Title: Senior Vice President
Date: May 21, 2026	Date: May 21, 2026

NTAC:3NS-20